UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25                   SEC FILE NUMBER
                                                                         0-25854

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB  [ ] Form 20-F [ ] Form 11-K
             [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR      CUSIP NUMBER
                                                                      361692 106

             For Period Ended:  June 30, 1998
             [ ] Transition Report on Form 10-K
             [ ] Transition  Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:  _________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
GFSB Bancorp, Inc.
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Full Name of Registrant


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Former Name if Applicable

221 West Aztec Avenue
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Address of Principal Executive Office (Street and Number)

Gallup, New Mexico  87301
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

         [x]      (a)     The reasons described in reasonable detail in Part III
                          of   this   form   could  not  be  eliminated  without
                          unreasonable effort or expense;
         [x]      (b)     The subject  annual report,  semi-annual  report,
                          transition  report on Form 10-K,  Form 20-F,  11-K or
                          Form N-SAR, or portion  thereof,  will be filed on or
                          before  the  fifteenth  calendar  day  following  the
                          prescribed due date; or the subject  quarterly report
                          of transition report on Form 10-Q, or portion thereof
                          will be filed on or  before  the fifth  calendar  day
                          following the prescribed due date; and
         [ ]      (c)     The accountant's statement or other  exhibit  required
                          by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/94)

The Form 10-KSB was not filed within the prescribed time period due to the following circumstances. A change in accountants during the fiscal year ended June 30, 1998 resulted in changes in the preparation and presentation of financial information by the registrant to the auditor of the financial statements for the fiscal year ended June 30, 1998. These changes resulted in a delay by the registrant in providing financial information to the current auditors. As a result of the needed coordination between the past and current auditors concerning the format of the financial statements in the Form 10-KSB, the aforementioned delay resulted in a delay in determining the final form of financial statement presentation of audit reports and related consents. It was due to these factors that the Form 10- KSB was not filed until after the prescribed time period had elapsed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Jerry Spurlin                 505                  722-4361
------------------------------------    ----------------    --------------------
                (Name)                     (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).      [x] Yes [ ]   No

         -----------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject
         report or portion thereof?                       [ ] Yes [x]   No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                               GFSB Bancorp, Inc.
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date           9/29/98                        By  /s/Jerry R. Spurlin, President
     -----------------------------------          ------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).